RELX PLC announces Non-Executive Director appointment and other Board changes

RELX PLC today announces the appointment of Andy Halford as a Non-Executive Director, with effect from the conclusion of the 2025 Annual General Meeting (AGM), to be held on 24 April 2025, subject to his election at the AGM. The Company also announces the retirement of Robert MacLeod from the Board.

Mr Halford is currently Chief Financial Officer of Aareal Bank, a leading international specialist property bank.  Prior to joining Aareal Bank, Mr Halford was Chief Financial Officer of Standard Chartered plc from 2014 to 2024, and Chief Financial Officer of Vodafone Group Plc from 2005 to 2014.  Mr Halford also served as a Non-Executive Director and Audit Committee Chair of Marks and Spencer Group plc from 2013 to 2022 and was appointed as Senior Independent Director of that board in 2018.  Mr Halford qualified as a chartered accountant at Price Waterhouse LLP.  He holds a Bachelor of Arts degree in Industrial Economics from Nottingham University.

Having served as a Non-Executive Director since 2016, and currently holding the role of Chair of the Remuneration Committee, Robert MacLeod will retire from the Board following the conclusion of the Company’s AGM.  Alistair Cox will succeed Mr MacLeod as Chair of the Remuneration Committee with effect from the conclusion of the AGM, subject to his re-election by shareholders at the AGM.

Commenting on these changes, Paul Walker, Chair said:

“I am very much looking forward to Andy joining our Board. Andy is a highly accomplished and well-respected senior executive with a strong financial background and reputation for delivering shareholder value in major, complex, international organisations. With his considerable experience, I am confident Andy will make a significant contribution to the RELX Board.

On behalf of the Directors, I would like to thank Robert for the valuable service that he has given RELX, as a member of the Board and in performing the role of Chair of the Remuneration Committee. Robert leaves RELX with our very best wishes for the future."

Save as disclosed above, there are no additional details to disclose under Listing Rule 6.4.8R (1) to (6) in respect of the appointment of Mr Halford.

-ENDS-

ENQUIRIES:	Colin Tennant (Investors) +44 (0)20 7166 5751	Paul Abrahams (Media) +44 (0)20 7166 5724